August 12, 2008

By EDGAR

Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:  Pansoft Company Limited
Registration Statement on Form S-1, as amended
File Number 333-150992

Dear Ms. Jacobs:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as the placement agent for the above-captioned proposed offering, joins the acceleration request of Pansoft Company, Limited and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Eastern Daylight Time, on August 12, 2008 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•
should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

A copy of a letter from the Financial Industry Regulatory Authority (“FINRA”) dated August 8, 2008, to the effect that FINRA has no objection to the underwriting compensation arrangements, is attached.

Copies of the Preliminary Prospectus dated August 12, 2008 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned has effected approximately the following distribution of copies of the Preliminary Prospectus dated August 12, 2008:

Anderson & Strudwick, Inc.     1,000
Individuals, corporations and other entities   1,000

Sincerely,

ANDERSON & STRUDWICK, INCORPORATED

By:   /s/ L. McCarthy Downs III
L. McCarthy Downs III
Senior Vice President